                                    EXHIBIT 12

                            THOMAS & BETTS CORPORATION
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                              (Thousands of Dollars)

                        Nine Months
                        Ended                   For The Years Ended
                        Oct. 1,    Jan. 1,   Jan. 2,         December 31,
                         1995       1995      1994     1992     1991      1990
Earnings from
 continuing operations
 before income taxes    $ 83,472   $   494   $59,942  $52,983  $55,465   $56,122

Add:
 Interest on
  indebtedness            20,432    26,852   30,247    33,405   12,752    12,998
 Amortization of
   debt expense            1,007     1,133    1,062     2,538      -         -

 Portion of rents
   representative of
   the interest factor     5,514     7,377    7,011     6,515    3,816     3,826

Deduct interest capitalized
   and undistributed earnings
   from less than 50
   percent owned persons   (1,980)  (1,863)      -         -      (376)      -

Earnings as adjusted    $108,445   $33,993  $98,262   $95,441  $71,657   $72,946

Fixed charges:
 Interest on
  indebtedness          $ 20,432   $26,852  $30,247   $33,405  $12,752   $12,998

 Amortization of
   debt expense            1,007     1,133    1,062     2,538      -         -

 Portion of rents
   representative of
   the interest factor     5,514     7,377    7,011     6,515    3,816     3,826

Total fixed charges     $ 26,953   $35,362  $38,320   $42,458  $16,568   $16,824

Ratio of earnings
 to fixed charges          4.0x       1.0x*   2.6x       2.2x     4.3x      4.3x

*The ratio for the year ended January 1, 1995 was 0.96x, inadequate to cover fixed charges by $1.369 million. This is due to a provision for restructuring operations of $79,011 provided in the third quarter.